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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                              For AUGUST 20, 1999
                             QUEBECOR PRINTING INC.
                 (Translation of Registrant's Name into English)

           612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, CANADA H3C 4M8
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                           Form 40-F    X
          ------                                               -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No    X
    -----                               -----


                                                                    PAGE 1 OF 4

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                                PRESS RELEASES OF
                             QUEBECOR PRINTING INC.
                             FILED IN THIS FORM 6-K



August 20, 1999 (#15/99)


                                                                    PAGE 2 OF 4

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August 20, 1999                                                           15/99

FOR IMMEDIATE RELEASE                                               Page 1 of 1

                    QUEBECOR PRINTING COMPLETES TENDER OFFER
                             FOR WORLD COLOR SHARES

MONTREAL - Quebecor Printing Inc. announced today the successful completion of its tender offer to acquire up to 23.5 million shares of common stock of World Color Press, Inc. at a price of $35.69 per share.

Quebecor Printing's wholly owned subsidiary, Printing Acquisition, Inc., accepted for payment 19,180,695 outstanding shares of World Color properly tendered pursuant to the tender offer which expired at 12:00 Midnight, Eastern Daylight Time, on August 19, 1999. The acceptance of these shares provides Quebecor Printing with ownership of approximately 50.4% of World Color's common stock. The Companies will now proceed with the second step merger.

"I am gratified to see the market's positive reaction to our transaction," said Charles Cavell, President and Chief Executive Officer of Quebecor Printing. "As the new industry leader, we will offer the combined capacity of one of the most technologically advanced print manufacturing bases, a four-continent wide service network, and the combined talents of two of the strongest management teams in printing, all the while maintaining our commitment to proactive customer service and to exceeding shareholder expectations."

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and Europe and one of the largest in the United States and South America. The Company is a leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, related services and CD-ROM mastering and replicating. The Company has over 26,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     -30-

NOTE TO EDITORS: FOR FURTHER DETAIL ON THE WORLD COLOR ACQUISITION, PLEASE CONSULT QUEBECOR PRINTING NEWS RELEASE ISSUED JULY 12, 1999.

FOR FURTHER INFORMATION:

John Paul Macdonald
Director, Corporate Communications
Quebecor Printing Inc.
(514) 877-5317
(800) 567-7070


                                                                    PAGE 3 OF 4

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    QUEBECOR PRINTING INC.



                                    By:   /s/ CLAUDINE TREMBLAY
                                          -----------------------------
                                    Name:     Claudine Tremblay
                                    Title:    Assistant Secretary




Date: AUGUST 20, 1999


                                                                    PAGE 4 OF 4